Exhibit 99.6

CERTIFICATE Of Qualified person

To Accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, John (Jianhui) Huang, at 1000 - 885 Dunsmuir Street, Vancouver, BC, Canada do hereby certify that:

1.	I am a Principal Process Engineer with Tetra Tech Canada Inc. with a head office at 14940 - 123 Avenue, Edmonton, AB T5V 1B4, Canada;

2.	I am a graduate of North-East University, China (B.Eng., 1982), Beijing General Research Institute for Non-ferrous Metals, China (M.Eng., 1988), and Birmingham University, United Kingdom (Ph.D., 2000). I have practiced my profession continuously since 1982. I specialize in the metallurgical testing, test plan development, various process design, auditing, and plant commissioning and troubleshooting for various mineral processing plants. I have international project experience that includes metallurgical testing and process plant design from test plan development, scoping study through feasibility and engineering design across a range of commodities including gold, silver, base metal, iron, manganese, magnesium, rare metal, rare earth metal and graphite ores;

3.	I am a Professional Engineer registered with the professional engineering associations of British Columbia and Manitoba;

4.	I have not personally inspected the subject project site or metallurgical test laboratories;

5.	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7.	I am the co-author of this report and responsible for Process Design and Process Related Capital and Operating Cost Estimates as described in Section 17 and related contributions in Section 1, 21, 25, 26 and 27 of the report and accept professional responsibility for those sections of this technical report;

8.	I have had no prior involvement with the subject property;

9.	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10.	Tetra Tech Canada Inc. was retained by Silvercorp Metals Inc. to support preparation of a technical audit of the Condor Polymetallic Gold Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a review of project files and discussions with Silvercorp Metals Inc. personnel;

11.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and

12.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Vancouver, BC, Canada	/s/ John (Jianhui) Huang
John (Jianhui) Huang, Ph.D., P.Eng.
February 2, 2026	Principal Process Engineer Tetra Tech Canada Inc.